Exhibit 99.1

Catholic Order of Foresters
Selects StoneRiver LifeApply and LifeSuite

StoneRiver’s e-application and automated underwriting systems to modernize and streamline new business processing

Holon, Israel and Denver, CO – April 25, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that its fully owned subsidiary StoneRiver, Inc. entered into an agreement with Catholic Order of Foresters (COF) of Naperville, IL. COF has selected StoneRiver’s LifeApply® (electronic application and signature) and LifeSuite® (case flow and automated underwriting) software solutions.

The StoneRiver solutions will enable COF to modernize its entire new business process, including automation of many tasks with anticipated benefits such as significantly decreased turnaround times and increased placement rates. Additionally, COF is considering leveraging the systems to expand its market presence by functioning as a business process outsourcer (BPO) for other fraternal societies.

After an extensive vendor and solution search, COF selected StoneRiver and its solutions, due to superior functionality, client references, depth of experience with fraternal societies and technical expertise.

With LifeApply and LifeSuite, COF anticipates a significant number of process improvements, new capabilities and cost savings, resulting in higher agent satisfaction, faster turnaround times and more consistent underwriting decisions, as well as:

•	Simplification of the new business acquisition process
•	Reduction in “not in good order” applications
•	Electronic signatures
•	Automated ordering of underwriting requirements data
•	Automated/immediate approval on qualified insurance plans
•	Configuration of COF-specific rules and processes
•	Straight-through processing and systems integration

“Catholic Order of Foresters is dedicated to bringing needed products and services to the Catholic Community. By streamlining our processes with StoneRiver’s advanced technology, we will be able to expand and better serve our membership,” said Steve Stanley, chief underwriter, Catholic Order of Foresters.

"We welcome Catholic Order of Foresters to our client community and appreciate the trust they have in our people and solutions,” said Roni Al-Dor, president and chief executive officer, Sapiens. “COF is a great example of a mid-sized carrier looking to leverage technology to better serve its customers and agents, gain more efficient processing, and improve overall cost effectiveness.”

About Catholic Order of Foresters

Catholic Order of Foresters is a trusted 133-year-old Catholic life insurance benefit society dedicated to providing members with financial security and opportunities for spiritual, social and charitable growth. Visit catholicforester.org for more information.

About StoneRiver, Inc.

StoneRiver delivers the industry’s widest range of value-oriented technology solutions and services to insurance carriers, agents and broker-dealers. This versatile product group encompasses front-office, policy, claims, rating, underwriting, billing and reinsurance automation for all major business lines. Hundreds of companies of all sizes rely on StoneRiver software and processing solutions to achieve a competitive edge. Customer satisfaction and client success are the continuing goal, and are in large part achieved by maintaining and valuing strong, long-term customer relationships.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com